UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule
13a-16
or
15d-16
of
the Securities Exchange Act of 1934

For the month of March, 2023.	Commission File Number: 001-14446

The Toronto-Dominion Bank
(Translation of registrant’s name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre
,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F:
Form
20-F  ☐            Form
40-F  ☑
This Form
6-K,
excluding Exhibit 99.4, Exhibit 99.5 and Exhibit 99.6 hereto, is incorporated by reference into all outstanding Registration Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Description

99.1	1st Quarter 2023 Report to Shareholders

99.2	Earnings Coverage

99.3	Return on Assets, Dividend Payouts, and Equity to Assets Ratios

99.4	Q1 2023 Earnings News Release

99.5	Q1 2023 Dividend News Release

99.6	CEO and CFO Certificates

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

FORM
6-K
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: March 2, 2023	By:	/s/ Ye Xia
	Name:	Ye Xia
	Title:	Associate Vice President, Legal Treasury and Corporate Securities